4 October 2024

Vladimir Ivanov

Sky Data PLL OU Ahtri tn 6a

Tallinn, Harju maakond Estonia 10151

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Shane Callaghan

RE: Schedule 13D Filed by Sky Data PLL OU and Vladimir Ivanov Filed June 28, 2024

File No. 005-85576

Dear Mr. Callaghan:

I am writing in response to your letter of September 30, 2024.  I am writing not only for myself, but also for Sky Data PLL OU.  We are very sorry that we caused you any trouble or inconvenience and apologize that we caused you to have to write this letter.  We have never been involved in a US Public Company.  We know that this does not excuse us from any deficiencies in our response, but we will do our best to comply with our obligations.  Please see our responses below to your questions:

1.General. We are very sorry that we were delayed in filing our Schedule 13D.  We had never done this filing before and we did not have EDGAR codes and found it quite difficult to get them from Estonia, given language and time difference issues.  We ultimately had to ask Spectral to help and they were kind enough to help us file immediately upon request.  Our apologies here as it was never our intent to be out of compliance.

2.Item 4, Page 4.  We do not have any plans of any kind of character or any proposals or intention for the same regarding (a)-(j) of Item 4 of Schedule 13D.  We are happy to amend the filing to affirmatively so state, but it was unclear to us from your letter if you want us to do this in the absence of such plans, but we will go ahead and do so.

3.Joint Filing Agreement.  We will amend Schedule 13D to file a Joint Filing Agreement.

Thank you for your consideration in this matter.  I remain available for any further inquiries or correspondence by email at sky.pll.data.center@gmail.com.

Sincerely,

Vladimir Ivanov, an individual

Sky Data PLL OU

Vladimir Ivanov, Managing Director